US SEC

ทะเบียนเลขที่ บมจ. 53

File No. 32-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 169[redacted]

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

06013184

May 2, 2006

SUPPL

RECEIVED
2006 MAY -8 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Reviewed Financial Statements, Management's Discussion and Analysis for the first quarter 2006

Reference: Letter PTTEP No. 1.910/ 160 / 2006, dated April 27, 2006.

Attachment:
1. Reviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of March 31, 2006 and 2005, including English translations, all of which have been reviewed by the Auditor.
2. Management's Discussion and Analysis for the first quarter 2006

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its reviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the first quarter 2006 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the reviewed financial statements, as of March 31, 2006, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the first quarter 2006, dated April 27, 2006.

Yours sincerely,

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

Maroot Mrigadat
President

File No. 82-3827

AUDITOR'S REPORT AND INTERIM FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2006

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets as at March 31, 2006, the related consolidated and the Company statements of income, statement of changes in shareholders' equity and statement of cash flows for the period of three months ended 31 March 2006 and 2005 of PTT Exploration and Production Public Company Limited and its subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standard requires the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2005, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 14, 2006. The consolidated and the Company balance sheet as at December 31, 2005, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

(Signed) *Boobpha Anuntawat*
(Boobpha Anuntawat)
Deputy Auditor General

(Signed) *Prungsri Chobtham*
(Prungsri Chobtham)
Group Director

File No. 82-3827

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

Unit : Baht

Assets	Notes	Consolidated March 31, 2006 (Unaudited/ Reviewed)	Consolidated December 31, 2005 (Audited)	The Company March 31, 2006 (Unaudited/ Reviewed)	The Company December 31, 2005 (Audited)
Current Assets					
Cash and cash equivalents	2	35,767,413,122	30,507,066,433	14,996,326,612	13,821,767,602
Trade receivable-parent company	3.1	7,071,660,075	5,137,051,000	4,259,296,409	2,540,645,742
Trade receivables	3.2	1,726,134,031	1,849,812,595	37,564,224	41,319,079
Inventories		499,498,986	291,803,473	27,072,994	40,545,776
Materials and supplies-net		2,398,480,089	2,409,789,188	1,479,006,523	1,489,923,909
Other current assets					
Working capital from co-venturers		493,937,611	534,971,060	169,707,983	110,462,082
Other receivables		1,093,786,758	916,647,286	815,945,025	560,372,441
Accrued interest receivable		116,664,452	97,281,075	201,577,397	134,478,487
Other current assets		768,607,565	806,715,356	327,528,472	360,206,370
Total Current Assets		**49,936,182,689**	**42,551,137,466**	**22,314,025,639**	**19,099,721,488**
Non-current Assets					
Investments accounted for under equity method	4.1	397,140,188	397,862,789	41,668,477,668	38,916,753,798
Long-term loans to related parties	4.2	-	-	10,555,629,775	9,946,912,996
Property, plant and equipment-net	6	103,900,809,803	99,222,752,153	47,778,470,469	43,256,253,057
Intangible assets		316,888,314	325,752,931	302,272,850	309,811,693
Deferred income taxes	7.2	2,756,788	27,267,312	-	-
Other non-current assets					
Prepaid expenses	8	627,079,143	676,742,519	269,301,575	314,433,114
Deferred of bonds issuing expenses		8,302,704	10,696,585	5,432,185	6,390,806
Other non-current assets		100,200,339	105,130,129	14,947,682	14,907,176
Total Non-current Assets		**105,353,177,279**	**100,766,204,418**	**100,594,532,204**	**92,765,462,640**
Total Assets		**155,289,359,968**	**143,317,341,884**	**122,908,557,843**	**111,865,184,128**

Notes to financial statements form an integral part of these financial statements.

(Signed) *Maroot Mrigadat*
(Maroot Mrigadat)
President

(Signed) *Sirirat Sararattanakul*
(Sirirat Sararattanakul)
Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2006 AND DECEMBER 31, 2005

Unit : Baht

Liabilities and Shareholders' Equity	Notes	Consolidated March 31, 2006 (Unaudited/ Reviewed)	Consolidated December 31, 2005 (Audited)	The Company March 31, 2006 (Unaudited/ Reviewed)	The Company December 31, 2005 (Audited)
Current Liabilities					
Accounts payables		903,778,435	1,204,721,957	389,094,743	258,432,251
Current portion of long-term loan	9	7,787,785,575	8,234,088,363	-	-
Working capital to co-venturers		227,905,819	326,586,733	-	-
Accrued expenses		12,207,919,853	10,890,179,179	7,485,863,012	6,482,814,956
Accrued interest payable		321,203,213	366,868,747	24,272,751	209,890,585
Income tax payable		18,542,198,802	14,212,547,512	12,517,930,502	9,782,610,565
Other current liabilities		1,401,089,300	1,291,572,428	738,346,787	512,395,032
Total Current Liabilities		**41,391,880,997**	**36,526,564,919**	**21,155,507,795**	**17,246,143,389**
Non-current Liabilities					
Bonds	9	9,895,263,604	10,462,653,679	9,895,263,604	10,462,653,679
Deferred income taxes	7.2	12,953,721,368	12,408,244,776	8,151,424,499	7,806,670,485
Other non-current liabilities					
Deferred income	10	4,745,593,818	4,828,042,014	-	-
Provision for decommissioning costs	11	6,638,697,562	7,019,362,087	4,054,520,271	4,287,004,685
Other non-current liabilities		447,413,800	375,155,381	435,052,855	365,392,862
Total Non-current Liabilities		**34,680,690,152**	**35,093,457,937**	**22,536,261,229**	**22,921,721,711**
Total Liabilities		**76,072,571,149**	**71,620,022,856**	**43,691,769,024**	**40,167,865,100**
Shareholders' Equity					
Share capital	12				
Registered capital					
664,400,000 ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
654,932,100 ordinary shares of Baht 5 each		-	3,274,660,500	-	3,274,660,500
654,989,300 ordinary shares of Baht 5 each		3,274,946,500	-	3,274,946,500	-
Share premium		11,926,647,000	11,918,329,000	11,926,647,000	11,918,329,000
Currency translation differences		(1,360,934,096)	(1,032,734,534)	(1,360,934,096)	(1,032,734,534)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated		48,143,929,415	40,304,864,062	48,143,929,415	40,304,864,062
Total Shareholders' Equity		**79,216,788,819**	**71,697,319,028**	**79,216,788,819**	**71,697,319,028**
Total Liabilities and Shareholders' Equity		**155,289,359,968**	**143,317,341,884**	**122,908,557,843**	**111,865,184,128**

Notes to financial statements form an integral part of these financial statements.

File No. 82-3827

(TRANSLATION)

Unaudited/
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2006 AND 2005

Unit : Baht

	Notes	Consolidated		The Company	
		2006	2005	2006	2005
Revenues					
Sales		21,020,124,167	12,678,463,469	11,365,953,863	8,413,669,859
Revenue from pipeline transportation		573,742,091	443,926,648	-	-
Other revenues					
Gain on foreign exchange	13	743,696,302	178,708,446	450,575,243	-
Interest income		258,263,181	173,921,412	229,206,105	120,289,390
Other revenues		96,918,850	22,682,011	67,936,680	7,303,686
Share of profit from investments accounted for under equity method		-	30,729,287	3,079,923,431	1,349,789,808
Total Revenues		**22,692,744,591**	**13,528,431,273**	**15,193,595,322**	**9,891,052,743**
Expenses					
Operating expenses		1,439,184,247	832,729,283	720,278,454	465,503,658
Exploration expenses		534,700,825	173,868,523	137,580,182	6,112,827
General administrative expenses		864,923,147	544,199,300	444,764,865	304,673,507
Petroleum royalties and remuneration	14	3,197,032,238	1,550,791,412	1,420,552,363	1,058,574,979
Other expenses					
Loss on foreign exchange	13	-	-	-	5,457,148
Depreciation, depletion and amortization		3,200,096,887	2,030,412,093	1,376,334,219	1,465,391,099
Director's remuneration		2,668,750	2,287,500	2,668,750	2,287,500
Loss from divestment		-	577,873,705	-	-
Share of loss from investment accounted for under equity method		722,601	-	-	-
Total Expenses		**9,239,328,695**	**5,712,161,816**	**4,102,178,833**	**3,308,000,718**
Income before interest and income taxes		**13,453,415,896**	**7,816,269,457**	**11,091,416,489**	**6,583,052,025**
Interest expenses		321,941,617	323,622,077	172,277,184	176,699,181
Income taxes	7.1	5,292,408,926	3,238,258,062	3,080,073,952	2,151,963,526
Net income		**7,839,065,353**	**4,254,389,318**	**7,839,065,353**	**4,254,389,318**
Earnings per share	15				
Basic earnings per share		11.97	6.51	11.97	6.51
Diluted earnings per share		11.92	6.50	11.92	6.50

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2006 AND 2005

Unit : Baht

	Consolidated and the Company						
	Share capital Issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
lance - as at December 31, 2004	**3,266,662,000**	**11,702,886,000**	**(1,154,551,974)**	**332,200,000**	**16,900,000,000**	**26,051,746,991**	**57,098,943,017**
are capital Issued and paid-up	219,500	4,790,800	-	-	-	-	5,010,300
rrency translation differences	-	-	(45,069,148)	-	-	-	(45,069,148)
t income	-	-	-	-	-	4,254,389,318	4,254,389,318
lance - as at March 31, 2005	**3,266,881,500**	**11,707,676,800**	**(1,199,621,122)**	**332,200,000**	**16,900,000,000**	**30,306,136,309**	**61,313,273,487**
lance - as at December 31, 2005	**3,274,660,500**	**11,918,329,000**	**(1,032,734,534)**	**332,200,000**	**16,900,000,000**	**40,304,864,062**	**71,697,319,028**
are capital Issued and paid-up	286,000	8,318,000	-	-	-	-	8,604,000
rrency translation differences	-	-	(328,199,562)	-	-	-	(328,199,562)
t income	-	-	-	-	-	7,839,065,353	7,839,065,353
lance - as at March 31, 2006	**3,274,946,500**	**11,926,647,000**	**(1,360,934,096)**	**332,200,000**	**16,900,000,000**	**48,143,929,415**	**79,216,788,819**

tes to financial statements form an integral part of these financial statements.

File No. 32-3827

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
Cash flows from operating activities				
Net Income	7,839,065,353	4,254,389,318	7,839,065,353	4,254,389,318
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of (profit) loss from investments accounted for				
under equity method	722,601	(30,729,287)	(3,079,923,431)	(1,349,789,808)
Amortization of up-front payment under Bongkot Gas Sale Agreement	45,131,539	-	45,131,539	-
Depreciation, depletion and amortization	3,197,703,007	2,028,018,213	1,375,375,598	1,464,432,478
Amortization of bonds issuing expenses	2,393,880	2,393,880	958,621	958,621
Amortization of prepaid expenses	4,531,836	11,222,943	-	-
Bond Discount	277,212	277,212	-	-
Amortization of exploration costs	(13,387,497)	948,292	50,803	185,393
Loss on disposal of assets	-	48,641	-	59,542
Deferred income taxes	657,058,583	(171,967,005)	344,754,014	(230,857,400)
Income recognized from deferred income	(58,220,337)	(146,935,419)	-	-
Unrealized gain on foreign exchange	(1,102,795,614)	(203,435,547)	(454,693,775)	(6,280,461)
Loss from divestment	-	577,873,705	-	-
	10,572,480,563	**6,322,104,946**	**6,070,718,722**	**4,133,097,683**
Changes in assets and liabilities				
Decrease in short-term investments	-	1,775,097,909	-	1,755,345,518
(Increase) decrease in trade receivables	100,466,497	(33,552,549)	3,754,855	25,379,104
Increase in trade receivable-parent company	(1,948,547,023)	(722,051,488)	(1,718,650,667)	(336,924,644)
(Increase) decrease in inventories	(207,695,513)	5,445,212	13,472,782	3,780,370
(Increase) decrease in materials and supplies-net	9,146,428	(139,101,412)	10,917,386	(19,707,662)
(Increase) decrease in working capital from co-venturers	28,391,956	30,696,762	(69,960,374)	(5,524,851)
(Increase) decrease in other receivables	(163,321,036)	22,467,688	(256,389,746)	(68,419,898)
Increase in accrued interest receivable	(20,043,162)	(22,657,589)	(70,311,443)	(9,913,343)
(Increase) decrease in other current assets	37,547,381	(71,494,827)	32,266,961	(179,364,487)
(Increase) decrease in other non-current assets	4,808,846	(3,020,638)	(40,506)	50,516
(Decrease) increase in accounts payables	(305,972,633)	128,195,591	132,829,835	13,695,449

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	(93,011,016)	(20,921,050)	-	24,766,888
(Decrease) increase in accrued expenses	1,389,812,141	(379,588,935)	1,040,738,987	(403,297,014)
Decrease in accrued interest payable	(36,230,613)	(33,163,807)	(185,617,834)	(181,057,497)
Increase in income tax payable	4,338,885,412	3,086,674,513	2,735,319,937	2,333,483,771
(Decrease) increase in other current liabilities	141,897,327	(28,227,631)	236,264,650	59,044,371
(Decrease) increase in deferred income	6,223	(73,803)	-	-
Increase in other non-current liabilities	72,258,419	42,383,175	69,659,992	26,702,896
Loss from translation foreign entities' financial statements	(71,073,978)	(48,024,310)	-	-
	3,277,325,656	**3,589,082,811**	**1,974,254,815**	**3,038,039,487**
Net cash provided by operating activities	**13,849,806,219**	**9,911,187,757**	**8,044,973,537**	**7,171,137,170**
Cash flows from investing activities				
Increase in loans to related parties	-	-	(960,040,572)	(633,804,359)
Increase in investment accounted for under equity method	-	(399,500,000)	-	(399,404,697)
Cash received from divestment	-	8,909,077,510	-	-
Increase in property, plant and equipment	(8,192,195,553)	(2,630,440,342)	(5,885,626,623)	(1,428,736,095)
(Increase) decrease in intangible assets	(4,649,362)	4,108,393	(4,478,348)	(7,208,047)
Net cash provided by (used in) investing activities	**(8,196,844,915)**	**5,883,245,561**	**(6,850,145,543)**	**(2,469,153,198)**
Cash flows from financing activities				
Decrease in loan from related company	-	-	-	(68,820,771)
Cash received from common share issuing	8,604,000	5,010,300	8,604,000	5,010,300
Dividend paid	(180,562)	(89,235)	(180,562)	(89,235)
Net cash provided by (used in) financing activities	**8,423,438**	**4,921,065**	**8,423,438**	**(63,899,706)**
Net increase in cash and cash equivalents	5,661,384,742	15,799,354,383	1,203,251,432	4,638,084,266
Cash and cash equivalents at beginning of the period	**30,507,066,433**	**23,778,245,260**	**13,821,767,602**	**16,529,283,867**
	36,168,451,175	39,577,599,643	15,025,019,034	21,167,368,133
Effects of exchange differences	(401,038,053)	183,656,815	(28,692,422)	2,242,986
Cash and cash equivalents at end of the period	**35,767,413,122**	**39,761,256,458**	**14,996,326,612**	**21,169,611,119**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	346,779,735	352,254,571	346,779,735	352,254,468
Income taxes	466,032,965	389,567,110	-	-

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2006 and 2005
(UNAUDITED/REVIEWED)
AND FOR THE YEAR ENDED DECEMBER 31, 2005 (AUDITED)
(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2005, which had no restructuring of subsidiaries, associated undertaking, and jointly controlled entities during the period. PTTEP and subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the Company or others, in proportion to the working interest held by the company which changed according to Note 19.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the Company applies the same accounting policies and methods of computation as in the financial statements for the year

2. **Cash and cash equivalents**

Cash and cash equivalents comprised:

	Consolidated		The Company	
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
Cash on hand and at banks	8,029.62	6,170.13	2,357.04	1,822.33
Cash equivalents	27,737.79	24,336.94	12,639.29	11,999.44
Total	35,767.41	30,507.07	14,996.33	13,821.77

Cash equivalents comprised:

	Consolidated		The Company	
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
Fixed deposits	13,869.39	4,873.08	1,924.10	1,087.17
Treasury bills	13,868.40	19,463.86	10,715.19	10,912.27
Total	27,737.79	24,336.94	12,639.29	11,999.44

The interest rate of saving deposits held at call with banks is 0.75-3.57% per annum (2005: 0.25-1.67% per annum).

The interest rate of fixed deposits held at call with banks is 3.84-4.38% per annum (2005: 1.60-2.40% per annum).

3. **Trade Receivables**

3.1 **Trade Receivable-Parent company**

	Consolidated		The Company	
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
Trade receivable	7,071.66	5,137.05	4,259.30	2,540.65
Total	7,071.66	5,137.05	4,259.30	2,540.65

3.2 **Trade Receivables**

	Consolidated		The Company	
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
Myanmar Oil and Gas Enterprise	557.67	549.14	-	-
EGAT Public Company Limited	150.26	165.27	37.56	41.32
Others	1,018.20	1,135.40	-	-
Total	1,726.13	1,849.81	37.56	41.32

4. Investments and Loans to Related Parties

Investments in related parties as at March 31, 2006 and December 31, 2005 are as follows:

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
			Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005	Cost Method		Equity Method		For the period	For the year
							Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
Subsidiary Companies												
PTTEPI*	Petroleum	Shareholding / Management team from the company	20,000	20,000	PTTEP 100 %	PTTEP 100 %	20,000.00	20,000.00	28,946.00	28,296.98	-	-
PTTEPO*	Commerce	Shareholding / Management	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	8,983.09	7,431.90	-	-
		team from the company			PTTEPI 25%	PTTEPI 25%	0.04	0.04	3,013.59	2,504.87	-	-
PTTEPS*	Petroleum	Shareholding / Management	100.00	100.00	PTTEP 49%	PTTEP 49%	3,719.03	3,719.03	3,339.37	2,787.82	-	2,197.66
		team from the company			PTTEPO 51%	PTTEPO 51%	3,864.89	3,864.89	3,471.37	2,897.14	-	2,287.34
PTTEP Services*	Services	Shareholding / Management	1.00	1.00	PTTEP 25%	PTTEP 25%	0.25	0.25	2.88	2.19	-	-
		team from the company			PTTEPT 75%	PTTEPT 75%	0.75	0.75	8.65	6.57	-	-
PTTEP KV*	Petroleum	Shareholding / Management team from the company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(211.16)	(226.67)	-	-
PTTEP SV*	Petroleum	Shareholding / Management team from the company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(160.54)	(171.98)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(1,828.69)	(1,971.74)	-	-
PTTEP HL*	Petroleum	Shareholding / Management team from the company	2.12	2.12	PTTEPO 100%	PTTEPO 100%	2.12	2.12	(1,134.25)	(1,185.34)	-	-
PTTEP OM*	Petroleum	Shareholding / Management team from the company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(506.22)	(606.29)	-	-
PTTEP AG*	Petroleum	Shareholding /	2.10	2.10	PTTEPO	PTTEPO	2.10	2.10	(415.69)	(438.76)	-	-

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method		For the period	For the year
			Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
PTTEPT*	Petroleum	Shareholding / Management team from the company	100.00	100.00	PTTEP OM 49%	PTTEP OM 49%	49.00	49.00	22.09	21.04	-	-
					PTTEPI 51%	PTTEPI 51%	51.00	51.00	22.99	21.90	-	-
PTTEP IR*	Petroleum	Shareholding / Management team from the company	1.91	1.91	PTTEP OM 100%	PTTEP OM 100%	1.91	1.91	(33.97)	(17.25)	-	-
DPC *	Petroleum	Shareholding / Management team from the company	2.05	2.05	PTTEPO 100%	PTTEPO 100%	2.05	2.05	1.74	1.88	-	-
PTTEPM *	Petroleum	Shareholding / Management team from the company	2.05	2.05	PTTEPO 100%	PTTEPO 100%	2.05	2.05	(0.25)	1.88	-	-
<u>Associated Company</u>												
Energy Complex*	Commerce	Shareholding	800.00	800.00	PTTEP 50%	PTTEP 50%	400.00	400.00	397.14	397.86	-	-
<u>Jointly Controlled Entities</u>												
CPOC*	Petroleum	Shareholding	2.21	2.21	PTTEPI 50 %	PTTEPI 50 %	1.11	1.11	1.10	1.09	-	-
MGTC*	Natural pipelines-overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,612.98	1,796.47	533.28	1,966.54
TPC*	Natural pipelines-overseas	Shareholding	2.62	2.62	PTTEPO 19.3178%	PTTEPO 19.3178%	0.57	0.57	1,819.16	1,935.68	340.00	878.62
Orange*	Petroleum	Shareholding	100.00	100.00	PTTEPO 53.9496%	PTTEPO 53.9496%	13,567.69	13,567.69	12,936.77	14,393.82	1,596.26	-
B8/32 Partners*	Petroleum	Shareholding	110.00	110.00	PTTEPO 25.0009%	PTTEPO 25.0009%	4,523.69	4,523.69	4,309.00	4,772.52	588.36	-

*PTTEPI : PTTEP International Limited
PTTEPO : PTTEP Offshore Investment Company Limited
PTTEPS : PTTEP Siam Limited
PTTEP Services : PTTEP Services Limited
PTTEP KV : PTTEP Kim Long Vietnam Company Limited
PTTEP SV : PTTEP Southwest Vietnam Company Limited
PTTEP HV : PTTEP Hoan-Vu Company Limited
PTTEP HL : PTTEP Hoang-Long Company Limited

PTTEPT : PTTEP (THAILAND) LIMITED
PTTEP IR : PTTEP Iran Company Limited
DPC : Diamond Petroleum Company Limited
PTTEPM : PTTEP Merangin Company Limited
Energy Complex : Energy Complex Company Limited
CPOC : Carigali – PTTEPI Operating Company Sdn. Bhd.
MGTC : Moattama Gas Transportation Company
TPC : Taninthayi Pipeline Company LLC

4.1 Investments Accounted for under Equity Method

Investments accounted for under equity method represented in the consolidated and the Company's balance sheets as at March 31, 2006 and December 31, 2005 comprised:

	Consolidated		The Company	
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
PTTEP International Limited	-	-	28,946.00	28,296.98
PTTEP Offshore Investment Company Limited	-	-	8,983.09	7,431.90
PTTEP Siam Limited	-	-	3,339.37	2,787.82
PTTEP Services Limited	-	-	2.88	2.19
Energy Complex Company Limited	397.14	397.86	397.14	397.86
Total	397.14	397.86	41,668.48	38,916.75

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities together with similar items, under similar headings in the proportionate consolidated financial statements.

The jointly controlled entities are listed below.

Company	Type of business and country	Percentage shareholding	
		Mar. 31, 2006	Dec. 31, 2005
Carigali – PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline transportation, Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline transportation, Union of Myanmar	19.3178	19.3178
Orange Energy Limited	Petroleum, Thailand	53.9496	53.9496
B8/32 Partners Limited	Petroleum, Thailand	25.0009	25.0009

Transactions of jointly controlled entities are included in the Company's financial statements as follows: -

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
Balance Sheets:										
Current Assets	13.06	41.44	834.54	800.08	420.43	405.54	3,579.65	3,558.58	1,526.90	1,504.01
Non-current Assets	-	-	3,958.84	4,233.37	2,187.73	2,338.44	7,285.50	7,284.60	2,881.90	2,834.27
Current Liabilities	(11.96)	(40.35)	(191.02)	(176.88)	(37.48)	(32.96)	(3,755.08)	(2,677.35)	(1,525.06)	(1,111.44)
Non-current Liabilities	-	-	(2,791.33)	(2,938.20)	(745.41)	(770.43)	(2,241.45)	(2,151.50)	(919.95)	(911.77)
Assets net	**1.10**	**1.09**	**1,811.03**	**1,918.37**	**1,825.27**	**1,940.59**	**4,868.62**	**6,014.33**	**1,963.79**	**2,315.07**

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	For the periods of three months ended									
	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2005
Statements of Income:										
Revenues	-	-	820.93	657.62	585.75	451.35	2,878.32	-	996.20	-
Expenses	-	-	(51.28)	(56.98)	(47.80)	(43.66)	(1,708.60)	-	(512.87)	-
Income before income taxes	-	-	769.65	600.64	537.95	407.69	1,169.72	-	483.33	-
Income taxes	-	-	(218.67)	(155.79)	(161.22)	(111.18)	(561.47)	-	(246.25)	-
Net income	-	-	**550.98**	**444.85**	**376.73**	**296.51**	**608.25**	-	**237.08**	-

4.2 Long-Term Loans to Related Parties

As at March 31, 2006, the Company has loans to subsidiary companies amounting to Baht 10,555.63 million with interest rate 4.625% per annum. The subsidiary companies shall occasionally repay the loans.

5. **Related Party Transactions**

Significant transactions with related parties for the periods of three months ended March 31, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Parent company - PTT Public Company Limited				
Revenue from petroleum sold (at price fixed with reference to world market)	16,999.38	12,163.86	11,286.63	8,317.68
Revenue from rental (market price)	4.67	5.05	4.67	5.05
Amortization of up-front payment under Bongkot Gas Sale Agreement	45.13	-	45.13	-
Subsidiary companies				
Interest income	-	-	117.99	16.64

In 2005, the Company would made the up-front payment of Baht 1,500 million to PTT Public Company Limited from the future gas price reduction to subsidize the automatically adjusted formula for electricity fees rate (Ft) in order to promote the government's policy. However the Company will recover the Net Present Value of the transaction at the price prior to discount. In the first quarter of 2006, the up-front payment amounted Baht 330.69 million is presented in income statement (the forth quarter of 2005: Baht 1,169.31 million).

Property, Plant and Equipment - Net

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2005	143,651.59	3,326.08	2,483.15	7,254.16	8,313.75	2,169.77	167,198.50
Increase during the period	6,872.52	1,287.15	0.99	-	0.91	55.58	8,217.15
Decrease during the period	(0.05)	-	-	-	-	-	(0.05)
Currency translation differences	-	-	-	-	(452.20)	-	(452.20)
Balance as at March 31, 2006	150,524.06	4,613.23	2,484.14	7,254.16	7,862.46	2,225.35	174,963.40
Accumulated depreciation							
Balance as at December 31, 2005	(60,236.29)	-	(1,703.18)	(3,260.15)	(2,020.07)	(756.06)	(67,975.75)
Depreciation for the period	(2,949.69)	-	(31.33)	(102.32)	(57.35)	(43.50)	(3,184.19)
Decrease during the period	5.00	-	0.01	-	-	(6.18)	(1.17)
Currency translation differences	-	-	-	-	98.52	-	98.52
Balance as at March 31, 2006	(63,180.98)	-	(1,734.50)	(3,362.47)	(1,978.90)	(805.74)	(71,062.59)
Net book value as at December 31, 2005	83,415.30	3,326.08	779.97	3,994.01	6,293.68	1,413.71	99,222.75
Net book value as at March 31, 2006	87,343.08	4,613.23	749.64	3,891.69	5,883.56	1,419.61	103,900.81

Depreciation included in income statement for the period of three months ended March 31, 2005 Baht 2,012.84 Million

Depreciation included in income statement for the period of three months ended March 31, 2006 Baht 3,184.19 Million

The Company

	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2005	71,311.62	-	1,027.52	4,481.72	-	1,341.02	78,161.88
Increase during the period	5,843.42	-	5.68	-	-	36.53	5,885.63
Decrease during the period	(0.05)	-	-	-	-	-	(0.05)
Balance as at March 31, 2006	77,154.99	-	1,033.20	4,481.72	-	1,377.55	84,047.46
Accumulated depreciation							
Balance as at December 31, 2005	(31,630.73)	-	(889.99)	(1,660.21)	-	(724.70)	(34,905.63)
Depreciation for the period	(1,248.52)	-	(11.17)	(67.90)	-	(35.77)	(1,363.36)
Balance as at March 31, 2006	(32,879.25)	-	(901.16)	(1,728.11)	-	(760.47)	(36,268.99)
Net book value as at December 31, 2005	39,680.89	-	137.53	2,821.51	-	616.32	43,256.25
Net book value as at March 31, 2006	44,275.74	-	132.04	2,753.61	-	617.08	47,778.47

Depreciation included in income statement for the period of three months ended March 31, 2005 Baht 1,453.45 Million

Depreciation included in income statement for the period of three months ended March 31, 2006 Baht 1,363.36 Million

7. Income taxes and Deferred Income Taxes

7.1 Income taxes

Income taxes for the periods of three months ended March 31, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Petroleum income tax				
Current tax expenses	4,399.79	2,914.99	2,735.32	2,328.85
Deferred tax expenses	380.90	(259.55)	302.87	(230.86)
Total	4,780.69	2,655.44	3,038.19	2,097.99
Income tax under Revenue Code				
Current tax expenses	(75.29)	183.89	-	53.97
Deferred tax expenses	62.45	(1.68)	41.88	-
Total	(12.84)	182.21	41.88	53.97
Income tax in the Foreign Country				
Current tax expenses	468.28	345.22	-	-
Deferred tax expenses	56.28	55.39	-	-
Total	524.56	400.61	-	-
Total income taxes	5,292.41	3,238.26	3,080.07	2,151.96

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Net income in portion of amount exceeding Baht 300 million	30%
Net income in portion of amount not exceeding Baht 300 million	
for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

7.2 Deferred Income Taxes

Deferred income taxes represented in the consolidated and the Company's balance sheets as at March 31, 2006 and December 31, 2005 are as follows:

	Consolidated		The Company	
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
Deferred income tax assets				
Petroleum income tax	(13.02)	(9.08)	-	-
Income tax under Revenue Code	15.78	36.35	-	-
Total	2.76	27.27	-	-
Deferred income tax liabilities				
Petroleum income tax	11,350.98	10,816.31	8,112.04	7,809.17
Income tax under Revenue Code	39.38	(2.50)	39.38	(2.50)
Income tax in the foreign country	1,563.36	1,594.43	-	-
Total	12,953.72	12,408.24	8,151.42	7,806.67
	12,950.96	12,380.97	8,151.42	7,806.67

Deferred income taxes represented in the consolidated and the Company's balance sheets by categories are as follows:

	Consolidated		The Company	
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
Amortization of decommissioning costs and gain from revaluation of decommissioning costs	1,365.52	1,511.93	650.45	732.75
Provision for obsolete stock	26.60	26.60	-	-
Provision for retirement benefits	130.74	98.27	124.56	93.39
Depreciation	(14,369.07)	(13,961.85)	(8,821.68)	(8,576.89)
Bonds	(104.75)	(55.92)	(104.75)	(55.92)
Total	(12,950.96)	(12,380.97)	(8,151.42)	(7,806.67)

Deferred income tax assets and liabilities are offset when related to the same legal tax authority

8. Prepaid Expenses

Prepaid expenses comprised:

	Consolidated		The Company	
	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005
Petroleum royalty to the government of the Union of Myanmar	357.78	362.31	-	-
Up-front payment under Bongkot Gas Sale Agreement	269.30	314.43	269.30	314.43
Total	627.08	676.74	269.30	314.43

PTTEPI made prepayment for royalty of Yadana and Yetagun projects to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 10 is recognized.

The Company made an up-front payment to PTT under Amendment of Bongkot Gas Sales Agreement. PTT will purchase an additional gas volume of 61 Billion cubic feet during the period from April 1, 2005 to October 1, 2008. An up-front payment will be amortized on the basis of additional gas sale volume.

9. Bonds

	Consolidated			
	Mar. 31, 2006		Dec. 31, 2005	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	454.10	17,683.05	454.10	18,696.74
Less Current portion of long-term loan	(200.00)	(7,787.79)	(200.00)	(8,234.09)
Total	254.10	9,895.26	254.10	10,462.65

	The Company			
	Mar. 31, 2006		Dec. 31, 2005	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	254.10	9,895.26	254.10	10,462.65
Total	254.10	9,895.26	254.10	10,462.65

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018. On September 27, 2005, the Company entered into a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest is charged at the rate of 3.85% per annum with effective until the expiry date, payable every six months on March 27 and September 27 of each year.

10. Deferred Income

Deferred income arises from PTTEPI receive advance payments from PTT Public Company Limited (PTT), its parent company, for natural gas, and MGTC and TPC receive advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1999 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income comprised:

	Mar. 31, 2006	Dec. 31, 2005
Deferred income for the year 1999	992.38	1,051.52
Deferred income for the year 2000	2,991.17	3,010.42
Deferred income for the year 2001	762.04	766.10
Total	4,745.59	4,828.04

11. Provision for Decommissioning Costs

The Group recognized provision for liabilities as at March 31, 2006 and December 31, 2005 for decommissioning costs expected to be incurred in the future amounting to Baht 6,638.70 million and Baht 7,019.36 million, respectively. The provision has been estimated using existing technology, at current price by the Group's own engineers and managerial judgment.

12. Share Capital

The Company's registered capital consists of 664.40 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. On November 9, 2005, the Company changed its registered paid-up capital to be 654.99 million ordinary shares at Baht 5 each, or a total of Baht 3,274.95 million.

The Company reserves ordinary shares for the exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 years, total 12.40 million ordinary shares. As at March 31, 2006, the employees exercised the warrants to purchase 2.99 million shares. Therefore, there are remaining outstanding balances of shares reserve 9.41 million shares. The remaining balance of ordinary shares comprised 2.80 million shares to be reserved for providing warrants and 6.61 million reserved shares for the exercise of warrants. The details as follow:-

Date of warrants issued	Exercised price (Baht per share)	Exercised right (warrant per ordinary share)	The number of allotted shared (million shares)	The number of reserved shares (million shares)
August 1, 2002	111	1:1	1.42	0.58
August 1, 2003	117	1:1	0.94	1.06
August 1, 2004	183	1:1	0.63	2.17
August 1, 2005	278	1:1	-	2.80
	Total		2.99	6.61

13. **Gain (Loss) on Foreign Exchange**

Gain (loss) on foreign exchange for the periods of three months ended March 31, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Realized loss on foreign exchange	(359.10)	(24.73)	(4.11)	(11.74)
Unrealized gain on foreign exchange	1,102.80	203.44	454.69	6.28
Total	743.70	178.71	450.58	(5.46)

14. **Petroleum royalties and remuneration**

Petroleum royalties and remuneration for the periods of three months ended March 31, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Petroleum royalties	2,644.20	1,550.79	1,420.55	1,058.57
Special remuneration benefits	552.83	-	-	-
Total	3,197.03	1,550.79	1,420.55	1,058.57

15. Earnings per share

	Consolidated and the Company	
	For the periods of three months ended March 31	
	2006	2005
Net income attributable to shareholders (Million Baht)	7,839.07	4,254.39
Weighted average number of outside ordinary shares in issue (no. of share, Million)	654.96	653.36
Basic earnings per share (Baht)	11.97	6.51

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net income.

	Consolidated and the Company	
	For the periods of three months ended March 31	
	2006	2005
Net income attributable to shareholders (Million Baht)	7,839.07	4,254.39
Net income used to determine diluted earnings per share (Million Baht)	7,839.07	4,254.39
Weighted average number of outside ordinary shares in issue (no. of share, Million)	654.96	653.36
Adjustments for share options (no. of share, Million)	2.41	1.37
Weighted average number of outside ordinary shares for diluted earnings per share (no. of share, Million)	657.37	654.73
Diluted earnings per share (Baht)	11.92	6.50

16. Segment information

Primary reporting - business segments

	Consolidation for the period of three months ended March 31, 2006						
	Exploration and Production			**Pipeline**	**Others**		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	3,622.29	398.46		573.74			4,594.49
- Related party	14,770.54	2,228.84		832.02		(832.02)	16,999.38
Total Revenues	**18,392.83**	**2,627.30**	**-**	**1,405.76**	**-**	**(832.02)**	**21,593.87**
Operating expenses	1,350.34	953.13		34.48		(898.77)	1,439.18
Administrative expenses - project	422.76	112.32	27.17	4.92			567.17
Exploration expenses							
- Dry hole	0.05	(5.99)	(7.45)				(13.39)
- Geological and geophysical	140.04	378.88	29.17				548.09
Depreciation, depletion and amortization	2,937.92	136.03	1.97	62.70			3,138.62
Royalties and remuneration	2,913.04	283.99					3,197.03
(Gain) loss on foreign exchange	(428.75)	28.46					(400.29)
Share of associate					0.72		0.72
Total Expenses	**7,335.40**	**1,886.82**	**50.86**	**102.10**	**0.72**	**(898.77)**	**8,477.13**
Segment result	**11,057.43**	**740.48**	**(50.86)**	**1,303.66**	**(0.72)**	**66.75**	**13,116.74**
Depreciation - general							(61.48)
Selling and administrative expenses - general							(297.76)
Operating profit							**12,757.50**
Other income, net							96.92
Finance costs - Interest income							258.26
- Interest expenses							(321.94)
Gain on foreign exchange							343.41
Director's remuneration							(2.67)
Profit before tax							**13,131.48**
Tax - Project	(5,045.28)	(261.09)		(379.90)			(5,686.27)
- Group							393.86
Net Income	**6,012.15**	**479.39**	**(50.86)**	**923.76**			**7,839.07**
Assets							
Segment assets	80,114.75	15,863.34	4,004.72	6,553.70	969.75		107,506.26
Investment under equity method					397.14		397.14
Unallocated assets							47,385.96
Consolidated total assets							**155,289.36**
Liabilities							
Segment liabilities	32,343.72	5,444.92	314.53	2,208.44	209.79		40,521.40
Unallocated liabilities							35,551.17
Consolidated total liabilities							**76,072.57**
Capitalization costs	**7,099.33**	**701.18**	**314.81**	**(451.29)**	**105.58**		**7,769.61**

	Consolidation for the period of three months ended March 31, 2005						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	289.08	225.53		443.92			958.53
- Related party	10,385.87	1,777.99		664.17		(664.17)	12,163.86
Share of associates		40.21			(9.48)		30.73
Total Revenues	**10,674.95**	**2,043.73**	**-**	**1,108.09**	**(9.48)**	**(664.17)**	**13,153.12**
Operating expenses	686.53	783.09		35.30		(672.19)	832.73
Administrative expenses - project	229.59	87.30	18.55	5.80			341.24
Exploration expenses							
- Dry hole	0.18	0.77					0.95
- Geological and geophysical	129.38	20.18	23.36				172.92
Depreciation, depletion and amortization	1,794.97	143.16	1.00	62.56			2,001.69
Royalties	1,336.64	214.15					1,550.79
(Gain) loss on foreign exchange	(5.41)	3.90					(1.51)
Loss from divestment		577.87					577.87
Total Expenses	**4,171.88**	**1,830.42**	**42.91**	**103.66**	**-**	**(672.19)**	**5,476.68**
Segment result	**6,503.07**	**213.31**	**(42.91)**	**1,004.43**	**(9.48)**	**8.02**	**7,676.44**
Depreciation - general							(28.72)
Selling and administrative expenses - general							(202.97)
Operating profit							**7,444.75**
Other income, net							22.69
Finance costs - Interest income							173.92
- Interest expenses							(323.62)
Gain on foreign exchange							177.20
Director's remuneration							(2.29)
Profit before tax							**7,492.65**
Tax - Project	(2,726.62)	(238.14)		(211.58)			(3,176.34)
- Group							(61.92)
Net Income	**3,776.45**	**(24.83)**	**(42.91)**	**792.85**			**4,254.39**
Assets							
Segment assets	45,674.70	13,023.98	1,010.71	6,865.83	631.27		67,206.49
Investments under equity method					2,114.31		2,114.31
Unallocated assets							49,184.40
Consolidated total assets							**118,505.20**
Liabilities							
Segment liabilities	11,776.37	6,010.33	134.89	734.85	63.45		18,719.89
Unallocated liabilities							38,472.04
Consolidated total liabilities							**57,191.93**
Capitalization costs	**1,680.91**	**642.25**	**297.97**	**8.92**	**10.98**		**2,641.03**

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in Southeast Asia, Middle East and North Africa. As of balance sheet date, the Group had 10 projects under production and 21 projects in exploration phases.
- Overseas pipeline segment, the Group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest i.e. Yadana and Yetagun projects.
- Other segments, other operations of the Group mainly comprise investment in a project strategically connected to energy business. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

	Consolidation for the period of three months ended March 31, 2006			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	3,622.29	972.20	-	4,594.49
- Related party	14,770.54	2,228.84	-	16,999.38
Segment assets	81,084.50	22,417.04	4,004.72	107,506.26
Investment under equity method	397.14	-	-	397.14
Capitalization costs	7,204.91	249.89	314.81	7,769.61
Consolidated total assets	128,867.60	22,417.04	4,004.72	155,289.36

	Consolidation for the period of three months ended March 31, 2005			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	289.08	669.45	-	958.53
- Related party	10,385.87	1,777.99	-	12,163.86
Segment assets	46,305.97	19,889.81	1,010.71	67,206.49
Investments under equity method	2,114.31	-	-	2,114.31
Capitalization costs	1,691.89	651.17	297.97	2,641.03
Consolidated total assets	97,604.68	19,889.81	1,010.71	118,505.20

17. Disclosure of Financial Instruments

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at March 31, 2006	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	7,657.30	7,885.18
Cross currency interest and principal swaps for Yen 23 billion debenture	7,526.55	7,440.08
Unsecured and unsubordinated USD 200 million	7,788.34	8,164.94
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,417.79
Cross currency interest and principal swaps for Baht 2,500 million debenture	2,368.72	2,215.75
Forward contract USD 50 million	1,948.58	1,952.79

18. Commitment and Contingent Liabilities

As at March 31, 2006, the Company had contingent liabilities which are letters of guarantee amounting to Baht 26.35 million in the financial statements of the Company and Baht 644.62 million in the consolidated financial statements.

On January 23, 2004, Arthit joint venture partners signed the Gas Sales Agreement with PTT. Following the gas sales condition, all partners has commitment to pay to PTT in 2006. The Company's portion to the commitment is approximately USD 32 million.

On January 28, 2005, the Board of Directors of the Company approved to provide a loan to the Energy Complex Co., Ltd. based on shareholding ratio of 50%, in the amount of Baht 800 million, being a part of the total loan amount Baht 1,600 million.

On July 19, 2005, Phu Horm joint venture partners signed the Gas Sales Agreement for the Project with PTT. When commencing of gas sale, all partners has commitment to pay past cost to Amerada Hess (Thailand) Limited (the Operator) by periodical paying from 50% of participating interest in sale until the commitment amount has been reached. The Company's portion to the commitment for Block E5-North is approximately USD 3.20 million. Following the Deed of Assignment Agreement condition for Block EU-1, PTTEPS has commitment approximately USD 7.76 million.

19. Significant Events During the Period

On March 15, 2006, PTTEP (THAILAND) LIMITED was granted approval from the Cabinet to be the operator in the concession block G9/48 with 84% interest and block G12/48 with 44.4445% interest.

20. Events after Balance Sheet Date

On April 3, 2006, the Group was granted approval to be the operator in Petroleum Exploration and Production block 58 in Oman with 100% participation interest.

On April 5, 2006, the annual general meeting of the shareholders approved payment of a dividend for the year 2005 of Baht 13.50 per share to the Company's shareholders. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2005 at the rate of Baht 5.50 per share and still has to pay the dividend for the second-half-year operations of 2005 at the rate of Baht 8 per share.

On April 5, 2006, the annual general meeting of the shareholders approved to adjust the par value from Baht 5 each to Baht 1 each. The number of registered ordinary shares will be changed from 664.40 million shares to 3,322 million shares. In addition the number of ordinary shares is reserved for exercise of right under the warrants will be changed from 9.41 million shares to 47.05 million shares.

On April 5, 2006, the annual general meeting of the shareholders approved warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase five ordinary shares) to the directors, managements and employees with exercised price of 456 Baht per share. The annual general meeting of the shareholders also approved to reserve share capital 14 million shares for exercise those warrants.

The Audit Committee reviewed for issuing of the financial statements on April 27, 2006.

RECEIVED
MAY -8 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

2. Management Discussion and Analysis of Operating Results for First Quarter of 2006

2.1 PTTEP Performance

In the first quarter of 2006, Thailand's economy demonstrated continuous growth in spite of having to overcome some hurdles that depressed the Thai economy, such as the increased oil prices, the upward trend of interest rates, and the ongoing Thai political problems. However, the significant expansion of Thai exports during the first quarter of 2006 was an instrumental factor in helping the Thai economy to avoid a descent into any sort of crisis. The Bank of Thailand (BOT) has projected economic growth in 2006 at the range of 4.25% – 5.25%.

Notable business developments at PTTEP and its subsidiaries in the first quarter of 2006 are summarized here.

In the first three months of 2006, PTTEP and its subsidiaries' sales volume averaged 171,508 Barrel of Oil Equivalent per Day (BOED), which was lower than the target of 179,000 BOED in earlier of this year. Reasons for this decrease can be traced to the decrease of sales volume in the Nang Nuan project, caused by technical problems in its field operations, as well as the shut down period of Wang Noi power plant in February, leading to the decreases of sales volume in the Yadana and Yetagun projects. However, PTTEP expects to increase its sales volume in the next 9 months from its existing production projects, and the upcoming production projects in 2006, so that the Company will ultimately achieve its sales volume targets for the year.

PTTEP and Ratchaburi Energy Company Limited have collaborated in studying the project feasibility of utilizing flare gas from Pratu Tao-A oil field, S1 project, for electricity generation, in substitution of using imported fuel oil. PTTEP (Seller), has entered into a Gas Sales Agreement (GSA) with Ratchaburi Energy Company Limited (Buyer) at the expected average gas sales amount of 0.4 million standard cubic feet per day (MMSCFD) for 8 years. The test run is expected to commence in the fourth quarter of 2006. This is a major achievement for PTTEP—utilizing gas produced as a by-product of crude oil production instead of simply burning off this flare gas.

PTTEP and its subsidiaries were awarded two concessions from the 19th Petroleum Concession Bidding Round of the Department of Mineral Fuels. Firstly, regarding Concession Block G9/48, covering an area of 252 square kilometers adjacent to the Arthit project in the Gulf of Thailand, off the coast of Songkhla province: PTTEPT (an operator) will hold an 84% interest and Unocal Andaman Limited will hold a 16% interest. Secondly, regarding Concession Block G12/48, covering an area of 622 square kilometers adjacent to the Bongkot project in the Gulf of Thailand, off the coast of Songkhla province: PTTEP (an operator) will hold a 44.4445% interest, TOTAL E&P Thailand will hold a 33.3333% interest and Thai Energy will hold a 22.2222% interest.

In addition, PTTEP and its subsidiaries acknowledged drilling successes in its exploration projects as follows: Firstly, success in the appraisal drilling results of Shams-4 in the Oman 44 project led to a production plan from this well by the end of 2006. However, Oman 44 project is expected to start up its production in the third quarter of 2006. Secondly, the success of the appraisal drilling results of BRS-6bis has confirmed the

hydrocarbon potential of Hamra Quartzite in the Bir Seba structure. This represents a re-confirmation of the Bir Seba oil discovery in blocks 433a & 416b. Thirdly, the success of the appraisal drilling results of TGT-2X well has confirmed the presence of a high-potential section of classic reservoirs in Block 16-1. These striking results could ultimately lead to a plan for commercial production approximately in 2008.

2.2 Results of Operations

On April 5, 2006, the General Shareholders' Meeting approved the dividend payment for the second-half year operations of 2005 at the rate of Baht 8 per share which was paid on April 18, 2006. The Company also paid the interim dividend for the first half of 2005 at the rate of Baht 5.50 per share on August 29, 2005 in accordance with the resolution of the Board of Directors' Meeting dated July 29, 2005.

In addition, on April 12, 2006 PTTEP amended its par value from 5 Baht to 1 Baht per share in accordance with the 2006 General Shareholders Meeting's resolution. The trading of PTTEP's securities at the new par value had been approved by the Stock Exchange of Thailand and became effective on April 24, 2006. The adjustment of the Company's par value resulted in an increase in its ordinary shares from 664,400,000 shares to 3,322,000,000 shares and also effected the Exercise Price and Exercise Ratio of the warrants under the Company's Employee Stock Ownership Plan (ESOP) for the year 2002-2005; and for the year 2006 in which the 2006 General Shareholders' Meeting approved the issuing and offering of 2.8 Million units of warrants to its management and employees at the exercise price of Baht 456. The new Exercise Ratio is 1 unit of warrant = 5 units of common share (previously was 1 unit of warrant = 1 unit of common share) and the new Exercise Prices have been changed according to the table below.

ESOP	Previous Exercise Price (Baht)	New Exercise Price (Baht)
Year 2002	111	22.20
Year 2003	117	23.40
Year 2004	183	36.60
Year 2005	278	55.60
Year 2006	456	91.20

2.2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit :Millions of Baht, excepting Baht per share amounts)	4th Quarter 2005	1st Quarter 2006	1st Quarter 2005
Income from continuing operations			
Exploration and production	5,712	6,441	3,882
Pipelines	759	924	793
Others	346	474	(421)
Total net income	**6,817**	**7,839**	**4,254**
Diluted earnings per share – from continuing operations	10.38	11.92	6.50
Total Revenues - from Current Operational Results	21,793	22,693	13,528

First Quarter of 2006 compared with First Quarter of 2005

For the results of operations in the first quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 7,839 million or Baht 11.92 per share-diluted, an increase of Baht 3,585 million or 84% from the same period last year, in which net profit was Baht 4,254 million or Baht 6.50 per share-diluted. Return on shareholders' equity for this quarter was 38.88%

For this quarter, the total revenue was Baht 22,693 million, an increase of Baht 9,165 million or 68% from the same period last year (Baht 13,528 million). This increase was mainly due to an increase in petroleum sales of Baht 8,342 million or 66%, resulting from the higher average petroleum sales price to USD 34.28 per barrel of oil equivalent (BOE) against the same period last year (USD 25.42 per BOE). In addition, there was an increase in sales volume in this quarter to 171,508 barrels of oil equivalent per day (BOED) compared with the same period last year of 142,685 BOED. This increased sales mainly came from the crude oil from the B8/32&9A and S1 projects, and natural gas and condensate from the Pailin and Bongkot projects. PTTEP made the upfront payment under Gas Sales agreement to PTT Public Co. Ltd. amounting to Baht 331 million.

PTTEP and its subsidiaries received higher revenue from pipeline transportation which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the higher interest income mainly as a result of higher fixed deposit.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 9,240 million, an increase of Baht 3,528 million or 62% from the same period last year (Baht 5,712 million). This increase was the result of

(1) Increased operating expenses, mainly due to the cost from the B8/32 & 9A project and the logistic cost from the Bongkot project.

(2) Rising exploration expenses, mainly as a result of 3D seismic cost from the Myanmar M7&M9 and Bongkot projects.

(3) Higher administration expenses, mainly due to more extensive operating activities from the Arthit, Iran Saveh, MTJDA and Oman 44 projects, together with the higher provision of employee benefits.

(4) Increased petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532

(5) Greater depreciation and amortization expenses, mainly due to the depreciation cost from the B8/32 & 9A project, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partners Limited

For this quarter, PTTEP and its subsidiaries' foreign exchange gain rose amounting to Baht 565 million because of the strengthened Baht.

PTTEP and its subsidiaries incurred higher income tax expenses amounting to Baht 2,054 million as a result of higher taxable profits.

First Quarter of 2006 compared with Fourth Quarter of 2005

For the results of operations in the first quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 7,839 million or Baht 11.92 per share-diluted, an increase of Baht 1,022 million from the previous quarter's net profit of Baht 6,817 million, or Baht 10.38 per share-diluted.

For this quarter, the total revenue was Baht 22,693 million, an increase of Baht 900 million or 4% from the previous quarter (Baht 21,793 million). This increase was mainly due to an increase in petroleum sales of Baht 616 million, resulting from the higher average petroleum sales price to USD 34.28 per BOE against the previous quarter (USD 31.59 per BOE). The higher sales revenues came mainly from the natural gas and condensate from the Bongkot and the Pailin projects.

However, the sales volume from the B8/32 & 9A project decreased and Nang Nuan project crude sales lag time.

PTTEP and its subsidiaries' interest income increased mainly as a result of higher fixed deposit.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 9,240 million, a decrease of Baht 272 million or 3% from the previous quarter (Baht 9,512 million). This decrease was mainly due to the effect of

(1) Decreased operating expenses, mainly due to Nang Nuan project's crude sales lag time, so the related cost was transferred to inventory. In addition, there was the maintenance cost from the B8/32 and the S1 project in the previous quarter.

(2) Increased exploration expenses, mainly as a result of 3D seismic cost from the Myanmar M7&M9 and Bongkot projects

(3) Higher depreciation and amortization expenses, mainly because of the depreciation from the B8/32 projects because of more completed oil and gas properties.

2.3 Financial position

As of March 31, 2006, PTTEP and its subsidiaries had total assets of Baht 155,289 million, or Baht 11,972 million higher than at the end of 2005. This increase was mainly due to (1) higher current assets amounting to Baht 7,385 million, mainly resulting from an increase in cash and cash equivalent, and trade receivable due to more operating activities and (2) an increase in oil and gas properties of Baht 4,678 million, manly due to higher investment in the Arthit project

Most of the current assets as of March 31, 2006 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., presented under the title of Investment Accounted for under Equity Method.

PTTEP and its subsidiaries had total liabilities of Baht 76,072 million, which was higher than the at end of 2005 by Baht 4,452 million, mainly resulting from (1) higher income tax payable amounting to Baht 4,329 million due to the higher taxable income, and (2) an increase in accrued expenses of Baht 1,318 million due to the higher investment in oil and gas properties from the Arthit project.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004 and 2.8 million units on August 1, 2005, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share and Baht 278 per share respectively. As of March 31, 2006, the total number of shares exercised was 2.99 million share units and the outstanding number of warrants was 6.61 million units.

On February 9, 2006, PTTEP registered the change in its paid-up capital to Baht 3,274.95 million for the issuance and paid-up of 654.99 million ordinary shares.

For this quarter, PTTEP and its subsidiaries had a net cash flow from operations of Baht 13,850 million. The majority of this was cash received from operating activities. In addition, there was a net cash flow used in investment activities of Baht 8,197 million due to the higher investment in oil and gas properties in the Arthit project, and a net cash flow from financing activities amounting to Baht 8 million, resulting from cash received from the issuance of ordinary shares for the exercise of warrants.

As of March 31, 2006, PTTEP and its subsidiaries had cash and cash equivalents of Baht 35,767 million, an increase of Baht 5,260 million from the end of 2005.

On March 16, 2006, TRIS Rating has upgraded the company rating and issue rating of PTTEP from AA+ to AAA, the highest rating in Thailand. The upgrade reflects the company's strengthened financial profile, the continued strong petroleum prices, the company's ability to finance growth without weakening its financial strengths, and the Thai government's support to the company in petroleum exploration and production business.

2.4 Impacts on Operational Results

Several factors will probably continue to influence the Thai economy. Firstly, the continuous upward trend of oil prices still wields the most impact. In particular, fallout from disagreements between Western Nations and Iran regarding Iran's nuclear policy and the political unrest in Nigeria are threatening global oil production, which has resulted in volatile oil prices. Secondly, the upward trend of global interest rates is also slowing down growth in global economies. Thirdly, regarding concerns over the Thai politic situation, if political issues are cleared up and concluded in a short time, it will have a very positive influence on the Thai economy and investment in general. But if local politics extends into a chronic and even more unpredictable period, this will profoundly result in negative public confidence regarding investment.

For business in 2006, PTTEP and its subsidiaries will have to monitor closely the economic situation in order to be able to respond suitably. Effective project management is still a big challenge for PTTEP, particularly in the current, highly competitive situation of the petroleum business. Therefore, it is suggested that PTTEP initiate even more ambitious project management efforts, and a more effective check & balance process with regard to project development preparation in order to meet its scheduled goals and plans.

(Reviewed Quarter-1 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Reviewed (In thousands) Ending 31 March Quarter 1	
Year	2006	2005
Net profit (loss)	7,839,065	4,254,389
EPS (baht)	11.97	6.51

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________
(Maroot Mrigadat)
Position President

Authorized to sign on behalf of the company